EXHIBIT 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Record Annual Revenue and Earnings for 2008
Saskatoon, Saskatchewan, Canada, February 13, 2009 . . . . . . . . . .
Cameco Corporation today reported 2008 adjusted net earnings1 of $589 million ($1.67 per share adjusted and diluted), 3% higher than in 2007 due largely to higher earnings in the gold and electricity businesses. Earnings from the uranium business decreased marginally over 2007.
Adjusted net earnings1 for the fourth quarter were $179 million compared to $53 million in the fourth quarter of 2007 due to higher earnings in the uranium and gold businesses driven by increases in sales volumes and realized selling prices.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. The 2008 annual financial statements have been audited, however all 2007 and 2008 fourth quarter financial information presented is unaudited. Cameco’s audited annual financial statements are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/shtml. For convenience to the reader, supplementary financial information providing a summary of Cameco’s financial results for the fourth quarter of 2008 will be made available on the company’s website, as well as on SEDAR and EDGAR.

	Three months ended		Year ended		Yr/Yr
	December 31		December 31		Change
Financial Highlights	2008	2007	2008	2007	%
Revenue ($ millions)	918	494	2,859	2,310	24
Net earnings ($ millions)	31	61	450	416	8
Earnings per share (EPS) — basic ($)	0.08	0.18	1.29	1.18	9
EPS — diluted ($)	0.08	0.17	1.28	1.13	13
Adjusted net earnings ($ millions)[1]	179	53	589	572	3
EPS — adjusted and diluted ($)[1]	0.49	0.15	1.67	1.54	8
Cash provided by operations[2] ($ millions)	340	57	708	801	(12)
For 2008, net earnings under GAAP were $450 million ($1.28 per share diluted), an 8% increase over $416 million ($1.13 per share diluted) reported in 2007. In the fourth quarter of 2008, we recorded net earnings of $31 million ($0.08 per share diluted) compared to $61 million ($0.17 per share diluted) in the fourth quarter of 2007.

[1]	Net earnings for the quarters and years ended December 31, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

[2]	Including changes in working capital.

“Cameco delivered record annual results for revenue and adjusted net earnings for 2008 after increasing these totals in each of the last six years,” said Jerry Grandey, Cameco’s president and CEO. “We have strong and consistent revenue streams because the world needs the uranium we supply for clean, reliable electricity, despite uncertainty in the global economy.”
Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
Revenue ($ millions)[1]	450	219	1,512	1,269
Earnings before taxes ($ millions)	168	63	567	572
Average realized price
($US/lb)	35.31	38.92	39.52	37.47
($Cdn/lb)	42.77	39.64	43.91	41.68
Sales volume (million lbs)[1]	10.5	5.5	34.1	30.2
Production volume (million lbs)	5.4	5.6	17.0	19.8

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of the product loan agreement. In the second quarter of 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.
Uranium Results
For the fourth quarter of 2008, revenue from our uranium business increased by $231 million to $450 million compared to the same period in 2007 due to a 91% increase in reported sales volumes and an 8% increase in the realized selling price (in Canadian dollars). The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate. The timing of deliveries of uranium products within a calender year is at the discretion of customers. Therefore, our quarterly delivery and pricing patterns can vary significantly.
In the fourth quarter of 2008, our earnings before taxes from the uranium business increased to $168 million from $63 million in the fourth quarter of last year.
For the year 2008, revenue from our uranium business rose by 19% over 2007 to $1,512 million due to a 13% increase in sales volume and a 5% increase in the realized selling price.
Our earnings before taxes from the uranium business decreased to $567 million, from $572 million in 2007, primarily as a result of higher production costs and charges for royalties partially offset by a 5% increase in the realized price for uranium.

Uranium Production

	Three months ended		Year ended
Cameco’s share of	December 31		December 31
production (million lbs U3O8)	2008	2007	2008	2007
McArthur River/Key Lake	3.1	3.9	11.6	13.1
Rabbit Lake	1.8	1.0	3.6	4.0
Smith Ranch/ Highland	0.3	0.5	1.2	2.0
Crow Butte	0.2	0.2	0.6	0.7
Total[1]	5.4	5.6	17.0	19.8

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation.
Production for 2008 was 0.7 million pounds less than our previous estimate of 17.7 million pounds due to a production shortfall at Key Lake that was somewhat offset by increased production at Rabbit Lake. The problems affecting our 2008 production at Key Lake were the result of various equipment and process breakdowns and have been addressed.
FUEL SERVICES
Highlights

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
Revenue ($ millions)	70	77	252	239
Earnings before taxes ($ millions)	12	(36)	6	(23)
Sales volume (million kgU)[1]	4.6	6.4	14.8	17.0
Production volume (million kgU)[2]	2.6	1.7	8.3	12.9

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the fourth quarter of 2008, revenue from our fuel services business was $70 million, a decrease of $7 million compared to the same period in 2007 due to a 28% decrease in reported sales volumes, partially offset by a 25% increase in the average realized price.
In the fourth quarter of 2008, the company recorded earnings before taxes in fuel services of $12 million compared to a loss of $36 million in the fourth quarter of 2007.
In 2008, revenue from our fuel services business rose by 5% to $252 million compared to 2007 as the impact of a decline in reported sales volumes was offset by an increase in the realized price.
Cameco recorded earnings before taxes from the fuel services business of $6 million in 2008 compared to a loss of $23 million in 2007.
Cameco’s Port Hope conversion services and fuel manufacturing production and SFL supply totalled 2.6 million kgU in the fourth quarter of 2008 compared to 1.7 million kgU in the fourth quarter of 2007. Total production was 8.3 million kgU for 2008 compared with 12.9 million kgU for 2007. The difference is mainly due to the shut down of the UF6 plant during most of 2008.

Cameco’s Blind River refinery produced 3.4 million kgU in the fourth quarter of 2008 compared with 1.1 million kgU for the fourth quarter of 2007. Total UO3 production for 2008 was 10.6 million kgU compared with 9.5 million kgU for 2007. As in 2007, Cameco continued to limit production of UO3 in 2008 because of the suspension of UF6 production at Port Hope.
NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the fourth quarter, Cameco’s pre-tax earnings from BPLP amounted to $55 million compared to $46 million over the same period in 2007. This increase in 2008 was due to improved generation and higher realized prices. BPLP also distributed $205 million to the partners in the fourth quarter, with Cameco’s share being $65 million.
BPLP achieved a capacity factor of 98% in the fourth quarter of 2008, compared to 93% in the same period of 2007.
For the year, Cameco’s pre-tax earnings from BPLP amounted to $141 million compared to $137 million in 2007. The higher earnings were a result of higher realized prices, partially offset by lower electricity generation and higher operating costs.
In 2008, the BPLP units achieved a capacity factor of 87%, compared with 89% in 2007.
GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
Revenue ($ millions)	277	88	677	405
Realized price ($US ounce)	806	789	853	691
Sales volume (ounces)	299,000	113,000	746,000	541,000
Gold production (ounces)[1]	284,000	133,000	749,000	555,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended December 31, 2008, revenue from our gold business increased by $189 million to $277 million compared to the fourth quarter of 2007. The increase in revenue was due mainly to higher sales volumes, which increased by 165% as a result of higher production.
For the year ended December 31, 2008, revenue from our gold business increased by $272 million to $677 million compared to 2007. The increase was due to a higher realized selling price and higher sales volumes. The realized price for gold rose to $853 (US) per ounce in 2008 compared to $691 (US) per ounce in 2007, due to higher spot prices.

OUTLOOK FOR THE YEAR 2009
Below is a table summarizing Cameco’s 2009 consolidated outlook as well as the outlook for each of our business segments. Following the table are details relating to Cameco’s planned capital expenditures for 2009 and actual expenditures in 2008, the exchange rate sensitivity of consolidated earnings, various price sensitivities including the uranium price sensitivity table for the years 2009 to 2013 and the five-year production forecast for uranium by site. For more information see Cameco’s 2008 annual management’s discussion and analysis (MD&A).
2009 Financial Outlook1

Nuclear
2009 Outlook	Consolidated	Uranium	Fuel Services	Electricity	Gold
Revenue	Decline slightly[2]	Decrease 5% to 10%	Increase 5% to 10%	Increase 2% to 5%	—
Administration costs	Decrease 5% to 10%	—	—	—	—
Tax rate	5% to 10%	—	—	—	—
Sales volume	—	31 to 33 million lbs	Decline slightly	—	—
Unit cost of product sold	—	Increase 5% to 10%	—	Increase slightly	—
Capacity factor	—	—	—	About 90%	—
Production	—	20.1 million lbs	8 to 12 million kgU	—	720,000 to 770,000 oz.
Capital expenditures	$374 million[4]	—	—	$38 million	$96 million (US)

[1]	Cameco only provides outlook for the select items shown in the table. For all other items listed in the table, no outlook is provided.

[2]	This is the revenue outlook for the uranium, fuel services and nuclear electricity businesses and does not include gold.

[3]	Based on a uranium spot price of $47.00 (US) per pound, reflecting the UxC spot price as of February 9, 2009.

[4]	Cameco’s consolidated outlook for capital expenditures does not include Bruce Power or Centerra capital expenditures.

Capital Expenditures
(Cameco’s share in $ millions)	2009 Plan	2008 Actual
Growth Capital
Cigar Lake	$48	$57
Inkai	9	47
Total Growth	$57	$104

Sustaining Capital
McArthur River/Key Lake	$106	$112
US ISR	54	42
Rabbit Lake	38	86
Inkai	18	—
Fuel Services	23	77
Other	21	38
Total Sustaining	$260	$355

Capitalized interest	50	39
Total Uranium & Fuel Services	$367	$498

Bruce Power (BPLP)[1]	$38	$33
Gold ($US)[2]	$96	$95

[1]	Reflects Cameco’s 31.6% share of expenditures and expected to be funded by BPLP.

[2]	Represents 100% of Centerra’s expenditures and expected to be funded by Centerra.
In 2009, we expect total capital expenditures for uranium and fuel services to decrease by 26% to $367 million. The decrease is largely the result of lower capital expenditures at Cigar Lake and Inkai. In addition, sustaining capital expenditures are expected to decrease at fuel services and Rabbit Lake.
Cameco expects that funding of the uranium and fuel services projects will be sourced from operating cash flows.
This consolidated outlook for 2009 is forward-looking information and is based upon the key assumptions and subject to the material risks that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, and the particular assumptions and material risks relating to each of our business segments that are discussed following the outlook for that segment presented below.
Exchange Rate Sensitivity
At December 31, 2008, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $4 million (Cdn) related to unhedged exposures and about a $7 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that do not qualify for hedge accounting.
Uranium Price Sensitivity (2009)
For 2009, a $10.00 (US) per pound change in the uranium spot price from $47.00 (US) per pound (reflecting the UxC spot price at February 9, 2009) would change revenue by $87 million (Cdn) and net earnings by $57 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which was the rate on February 9, 2009.

Uranium Price Sensitivity (2009 to 2013)
The prices shown in our expected average realized uranium price table below are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in market prices. The table shows an indicative range of average prices at this time that Cameco would expect to realize under its uranium sales portfolio over the period 2009 to 2013.
The expected realized prices reported in this table may change from quarter to quarter based on changes in a number of variables, including:
•	new contracts entered into during the quarter,

•	variations in the actual spot price or long-term price during the most recent quarter from the price assumptions in the table published in the previous quarter,

•	changes in inflation assumptions,

•	changes in delivery plans from those assumed in the table published in the previous quarter as a result of requirements contracts or volume flexibility terms contained in some contracts, and

•	changes in the volume of uncommitted material.
Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption by setting the spot price at the levels noted, and calculating our expected realized prices accordingly. For example, under the $60.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $60.00 (US) at January 1, 2009, and remains at that level through 2013. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries generally beginning on average three to four years after contract signing.
Many of the contracts we are delivering into during the period 2009 to 2013 were finalized in 2003 to 2005 when industry market prices were in the range of $11 to $31 (US) (see table below for industry average uranium market prices from 2003 to 2008). To the extent these contracts are fixed at historic uranium prices or have low ceiling prices, they will yield lower prices than current market prices. As these older contracts expire over the next few years and we begin delivering into more contracts signed since 2006, our average realized price will benefit.
The table below outlines the industry average uranium market prices over the past few years which may help put our average realized prices into perspective.
Industry Average Uranium Market Prices (US $/lb U3O8)

	2003	2004	2005	2006	2007	2008
Spot price indicator	11.55	18.60	28.67	49.60	99.29	61.58
Long-term price indicator	12.10	21.00	30.66	49.90	90.83	82.50

The uranium price sensitivity table for the period 2009 to 2013 below has been updated to reflect deliveries made and contracts entered into up to December 31, 2008.

Cameco Expected Average Realized Uranium Price (Rounded to the nearest $1)
Current US $/lb U3O8
Spot Price	$20	$40	$60	$80	$100	$120	$140
2009	29	34	38	43	47	52	54
2010	32	39	48	54	61	69	76
2011	36	41	50	57	66	74	82
2012	37	40	48	57	66	75	84
2013	44	47	57	67	78	88	97
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and material risks which could cause actual prices to vary:
•	sales volume of 32 million pounds for 2009 (which has been adjusted for the accounting requirements of the product loan agreement) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities take the maximum quantities allowed under their contracts, unless a delivery notice has been provided, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions. No significant changes to the above estimate of average realized prices can be expected as a result of this decision;

•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year will be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%. Variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.

Uranium Production Outlook (2009 — 2013)
We are providing an update for our near-term production outlook in the table below.
Cameco’s Share of Production (million pounds U3O8) Excluding Cigar Lake1

Current Forecast	2009	2010	2011	2012	2013
McArthur River/Key Lake[2]	13.1	13.1	13.1	13.1	13.1
Rabbit Lake	3.6	3.6	3.6	2.8	1.7
US ISR[3]	2.5	2.4	2.6	3.1	3.7
Inkai[4]	0.9	2.3	3.1	3.1	3.1
Total*	20.1	21.4	22.4	22.1	21.6

*	While a single estimate has been included for each year of the production outlook, actual production may differ significantly from these estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has assumed the current licensed capacity. (See discussion in “Uranium Operations” in our 2008 annual MD&A).

[3]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US and other ISR development projects in the US.

[4]	Inkai mineral reserves assume production at an annual rate of 5.2 million pounds of U3O8. Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that it is reasonably likely that all permits and approvals required for the construction and operation of its new ISR mine at Inkai — including approvals for increased annual production to 5.2 million pounds — will be obtained. However, there can be no certainty that permits or approvals will be forthcoming.
Cameco also purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013. Cameco and its partners have agreed with Tenex to a new pricing structure for the period 2011 to 2013. The US government has approved the new pricing structure. We expect Russian government approval will be received in the first quarter of 2009.
The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risks that could cause results to differ materially, and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition to new mining areas at McArthur River beginning in 2009;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities (other than the approval necessary to increase capacity at McArthur River/Key Lake referred to in note 2 above) to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes, political risks or other development and operation risks; and

•	the HEU supplier complies with its delivery commitments.
Material risks that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition to new mining areas at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; and a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the later years of the forecast, and could materially change over time.

Electricity Price Sensitivity Analysis
For 2009, BPLP has about 12.5 TWh under contract, which would represent about 49% of Bruce B generation at its planned capacity factor. For 2009, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
Gold Price Sensitivity Analysis
For 2009, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $8 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which was the rate on February 9, 2009.
COMPANY UPDATES
McArthur River/Key Lake
McArthur River achieved a significant milestone during the fourth quarter of 2008. The brine distribution system in zone 2, panel 5 was activated and formation of the new freezewall is in progress. By mid-2009, the ground should be sufficiently frozen to begin developing the raisebore chamber. We intend to produce over 100 million pounds of U3O8 from this area, and initial production is anticipated in the latter part of 2009.
Development work in lower zone 4 also progressed in 2008. In 2009, development of this zone will continue and freeze hole drilling is expected to take place.
During the fourth quarter, raisebore mining was successfully initiated in the production area developed within the protection of the existing freezewall in zone 2. This area was developed as part of a revised production plan for 2009 to address the rescheduling of production from lower zone 4 to 2010.
Rabbit Lake
In 2008, we were successful in adding mineral reserves at Rabbit Lake, extending the expected mine life by one year, to 2013.
For additional information on Cameco’s mineral reserves and resources, see Cameco’s 2008 annual MD&A.
Cigar Lake
We have confirmed that the main source of the increased water inflow observed on August 12, 2008, is from a fissure located in the top of the tunnel on the 420 metre level.
Cameco has developed a remediation plan to seal the tunnel. The plan includes remotely installing bulkheads on either side of the inflow location and then injecting concrete and grout into the tunnel and ultimately into the rock through holes drilled from surface. The equipment necessary to accomplish this has been mobilized and some initial work both on surface and on the 420 metre level has started. The work on the 420 metre level involves removal of pipes, doors, ventilation ducting, loose sand and other miscellaneous items. This is being done using submersible, remotely operated vehicles (ROVs) that are commercially available for this type of work. We estimate that sealing of the August 12, 2008, inflow will take most of 2009.
During the fourth quarter, dewatering of shaft 2 commenced. The water level was pumped down to the 260 metre level and held there for several weeks. The inflow measured during this time was very low and stable, confirming that the sources of the inflow have been sealed. In preparation for further lowering the water level, the installation of ventilation and water pumping infrastructure began in the shaft. It is anticipated that the removal of all water in the shaft will be complete in the second quarter of 2009.
Cameco has incurred $359 million in capital costs to develop Cigar Lake to the end of 2008. We no longer anticipate production in 2011 and are assessing the impact of the August 2008 inflow on the planned production date and capital cost estimate. We will provide new estimates, after the mine has been dewatered, the condition of the underground has been evaluated, and the resulting information has been incorporated in a new mining plan.
In addition to capital costs, Cameco’s share of remediation expenses is now expected to total $92 million, of which $46 million has been expensed to the end of 2008. In 2009, Cameco expects to spend $21 million on remediation expenses for Cigar Lake.
In order to keep our stakeholders informed on the progress of remediation activities, we will provide updates with each quarterly MD&A or more frequently if there are significant developments.
Inkai
In 2008, Cameco’s share of production at Inkai was 0.3 million pounds U3O8. During the fourth quarter commissioning of the front half of the main processing plant was completed and the processing of solutions from block 1 was initiated. Production during the year was hampered by supply shortages, including sulphuric acid compounded by a slower uranium dissolution rate than was experienced in the test mine conducted in block 2. Work to accelerate the dissolution rate and increase the production rate in block 1 continued through the fourth quarter.
The availability of acid improved through the last quarter with delivery of material obtained from outside as well as inside Kazakhstan. Currently the project is receiving an adequate supply to acidify the wellfields in preparation for commercial production in 2009.
In our annual information form (AIF), we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Inkai. A new tax code became law on January 1, 2009. Inkai has received a letter from the Ministry of Energy and Mineral Resources (MEMR) requiring that Inkai amend the existing Resource Use Contract to reflect the new tax regime despite the fact Inkai’s Resource Use Contract contains provisions stabilizing the tax regime that was in effect at the date the contract was signed (2000). We are in discussions with the MEMR over this matter and are assessing the impact of the new tax code, including on the tax stabilization provisions of the Resource Use Contract, pending the issuance of the detailed calculation of the applicable taxes. Obtaining necessary ongoing government approvals and amendments to the Resource Use Contract may be dependent on Inkai’s acceptance of the new tax regime.

In our AIF, we also describe the Kazakh Subsoil Law, which defines the framework and procedures connected with the granting of subsoil rights, and the regulation of activities of subsoil users, which applies to Inkai. The Kazakh Parliament is considering a draft of a new Subsoil Law. It is contemplated that this new Subsoil Law will enter into force six months after its adoption by Parliament and signature by the President. The new Subsoil Law introduces significant changes in terms of the regulation of the activities of subsoil users, including the abolition of the existing stabilization regime for all subsoil users, except for those operating under product sharing agreements and subsoil use contracts approved by the Kazakh President. We do not know if the exemption described above will apply to Inkai, when the proposed legislation will be adopted, or what will be contained in the final provisions of any new law. The most recent draft law provides that disputes among the subsoil user and the government are to be resolved through the courts in Kazakhstan and does not provide for international arbitration, as is the case under the current Resource Use Contract. We are assessing the implications for Inkai, including the stabilization provisions of its Resource Use Contract.
Port Hope
The UO2 plant restarted production in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of the UF6 plant.
As previously disclosed, in late November, Cameco suspended UF6 production because it was unable to resolve a contract dispute and obtain commercially viable supplies of hydrofluoric acid. We continue discussions to broaden our sources of supply and plan to resume UF6 production in the second half of 2009. We have taken actions that are intended to allow us to meet utility delivery commitments through the first half of 2009.
Centerra Gold
Discussions continue with the Kyrgyz government working group responsible for the negotiations in order to resolve outstanding issues regarding the Kumtor project.
Liquidity and Capital Resources
In early February 2009, we reached an agreement with the lenders of our $470 million credit facility to expand the facility to $500 million and extend the maturity date of the facility to June 16, 2010. We also put in place an additional $100 million in short-term bank credit, which matures in February 2010 and includes terms similar to the $470 million facility.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.

Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$31	$61	$450	$416
Adjustments (after tax)
Restructuring of the gold business	10	28	(20)	153
Stock option expense (recovery)	2	(12)	(31)	65
Unrealized losses (gains) on financial instruments	130	1	166	(37)
Writedown of investments	6	—	26	—
Change in income tax rates	—	(25)	—	(25)
Adjusted net earnings	$179	$53	$589	$572
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

	Qualified Persons	Properties
•	*Alain G. Mainville, director, mineral resources management, Cameco
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/Key Lake
•	Les Yesnik, general manager, Key Lake operation, Cameco
•	*Alain G. Mainville, director, mineral resources management, Cameco	Cigar Lake
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor

*	As director, mineral resources management at Cameco, Mr. Mainville oversees and co-ordinates the work performed by Cameco qualified persons on the estimation of mineral reserves and resources and reports to management and Cameco’s reserve oversight committee of the board on matters relating thereto.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expected consolidated outlook for 2009, our uranium outlook for 2009, uranium price sensitivity for 2009 through 2013, our uranium production outlook for 2009 through 2013, and the expected date for the completion of sealing the source of the August 2008 water inflow at Cigar Lake.

The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this news release and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of terrorism, sabotage, and nationalization, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of, and cost of, reagents and supplies critical to production, and the risks that they may not be available or not available at a reasonable cost, our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “Uranium Price Sensitivity (2009 to 2013)” and regarding uranium production outlook set out under the heading “Uranium Production Outlook (2009 — 2013)”; our assumption that general economic conditions do not deteriorate beyond currently anticipated levels and the risk that they do; the success and timely completion of planned development and remediation projects, and the risk of delay or ultimate lack of success; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this news release, in Cameco’s current annual information form and in Cameco’s current annual MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on April 15, 2009, to shareholders of record at the close of business on March 31, 2009.
CONFERENCE CALL
Cameco invites you to join its fourth quarter conference call on Tuesday, February 17, 2009 at 10:00 a.m. Eastern time (9:00 a.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Tuesday, February 17, please dial (416) 641-6133 or (866) 540-8136 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Monday, March 16, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 3281031 #).
ADDITIONAL INFORMATION
A full copy of Cameco’s 2008 annual MD&A, annual financial statements and reconciliation to United States GAAP can be obtained on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and the company’s website at cameco.com before markets open on Tuesday, February 17, 2009.
A technical report for the McArthur River mine will be filed on the company’s website and on SEDAR and EDGAR shortly.
Additional information on Cameco, including its most recently filed annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316